Mail Stop 3561

May 23, 2006

Via Fax & U.S. Mail

Mr. Neil A. Ciarfalia
  Chief Financial Officer
AZTAR CORPORATION
2390 East Camelback Road, Suite 400
Phoenix, Arizona 85016

> **Re:** **Aztar Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 24, 2006**
> **File No. 1-12092**

Dear Mr. Ciarfalia:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in an amendment to the December 31, 2005 Annual Report on Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. An amendment to the Form 10-K should be filed within fifteen (15) business days.

FORM 10-K (Fiscal Year December 31, 2005)

Financial Statements

Note 1 Significant Accounting Policies

Valuation of Long-Lived Assets, page F-12

1.   Expand your policy here, and also under MD&A – Critical Accounting Estimates: Property and Equipment, to indicate whether you separately evaluate for impairment your casino hotels and riverboats on an individual property by property basis, or some other lower level of cash flows.

Revision in Classification, page F-16

2.   We note that you elected to reclassify the costs of certain cash promotional offers made to customers as a reduction in casino revenue in fiscal 2005 and that you made corresponding adjustments to each of the income statements presented in the filing for comparative purposes. This accounting treatment appears consistent with the guidance set forth in Issues 1 and 2 of EITF 01-9. However, these consensuses should have been applied no later than in financial statements for periods beginning after December 15, 2001. Accordingly, it appears to us that this accounting change constitutes the correction of an error in previously issued financial statements and that it should have been reported as such. Please revise your filing accordingly or explain and provide support for your current presentation and disclosures. We may have further comments upon review of your response.

Note 8. Other Long-Term Liabilities, page F-22

3.   Provide a note explaining the decrease in deferred compensation and retirement plans during the period, or provide a cross-reference to a detailed discussion at Note 12 and further identifying the position of the employee or officer to whom the lump sum cash payment was made and the reason the Company/employee chose this settlement provision at this time.

Note 13. Accounting for the Impact of the Construction Accident, page F-28

4.   Refer to the first two sentences in paragraph four of this footnote. We understand that the insurance recoveries of $871,000, $8,717,000 and $3,500,000, referenced therein, are classified within the income statement as "Construction Accident Insurance Recoveries." Please supplementally address each of the insurance recovery balances that follow in the footnote. Tell us when the recovery was received and how it has been reported in the income statement. For example, you refer to receipts of $9,200,000 for lost profits and additional costs. Explain how and when these amounts have been reported in the income statement. Where recoveries (and related losses) have not been included in the operating section of your income statement, please explain the basis and rationale for your

presentation. Cite your basis in GAAP for their classification as well. Finally, you state that your share of claims outstanding for dismantlement, debris removal and rebuild was approximately $37 million at December 31, 2005. Please explain how you propose to reflect these amounts in your income statement

5.   With regard to the various types of insurance recoveries, please explain how each category is classified in the cash flow statement. We may have further comments upon review of your response.

Note 17. Segment Information, page F-33

6.   See your discussion under note (a) for the definition of EBITDA. As we note that EBITDA (by segment) is the primary profitability measure used by your chief operating decision maker, clarify in your discussion that this measure was computed in accordance with the guidance of SFAS No. 131 and that its inclusion as a financial performance measure in the SFAS No. 131 audited footnote and related discussion in MD&A does not represent a non-GAAP financial measure, and that the use of this measure for any other purposes would constitute a non-GAAP measure. We refer you to Question 18 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures", issued on June 13, 2003 (the "FAQ"). Further, as your definition of EBITDA includes items other than 'earnings before interest, taxes, depreciation and amortization, please revise the title to indicate 'Segment Adjusted EBITDA' or similar wording.

Management's Discussion and Analysis

Contractual Obligations, page F-47

7.   We believe that scheduled interest payments should generally be included in the table and that interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.

Results of Operations, page F-48

8.   See the table presentation on page F-48. Please delete the total line item defined as "Property EBITDA", as such presentation is not appropriate in filed documents outside of the SFAS No. 131 audited footnote disclosure and constitutes a non-GAAP financial measure. We refer you to Question No. 21 of the above referenced FAQ. In addition, please revise the discussion contained in note (a) to this table and other related areas of MD&A to comply with our comment issued above under the Note 17 Segment Information audited footnote.

Results of Operations – 2005 versus 2004, page F-49

9.   Expand the discussion of each of your casino properties to discuss the segment profitability measure for each period in which statements of income are presented. Also, provide a discussion of consolidated net income.

10.   In addition, refer to the paragraph discussion of consolidated casino revenue. Provide a discussion as to why casino revenues at Tropicana Las Vegas decreased in fiscal 2005 compared to fiscal 2004 given that, it would appear, some of the same factors cited for the increase at Tropicana Atlantic City would also be applicable to Tropicana Las Vegas, such as New Year's Eve and New Year's Day occurring in the same fiscal 2005 year period. Please describe the reason for the decrease and disclose the amount of casino revenue of Tropicana Las Vegas for each period.

11.   To enhance the narrative discussion in MD&A, please consider also providing a tabular presentation of revenue by type for each casino property that reconciles to the total revenue categories presented on the face of the statements of income. For example, disclose in the table, the individual amount of revenue from Tropicana Atlantic City attributable to casinos, rooms, food and beverage, and other, for each period presented.

Tropicana Atlantic City, page F-50

12.   As collateralizing bonds does not appear to constitute a planned business activity in which you intend to routinely engage in order to generate revenue, it appears that the resulting fee income should be classified as other income, rather than as other revenue. Please revise or advise.

Summary of Selected Financial Data, page F-64

13.   Refer to the line item EBITDA, along with note (f). As EBITDA is a non-GAAP financial measure and is utilized as a measure of operating performance, please eliminate it from your presentation of "Other Financial Data." Its inclusion with the GAAP based liquidity and cash flow financial measures is confusing. Also, as your definition of EBITDA includes items other than earnings before interest, taxes, depreciation and amortization, and given its calculation is different from the segment profitability measure discussed in Note 17, it constitutes a non-GAAP financial measure. Your current presentation does not comply with Item 10 of Regulation S-K. We suggest you delete this non-GAAP measure from the filing.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief